

Mail Stop 3720

June 5, 2007

Mr. Julio Covarrubias Fernandez
Chief Financial Officer
Telecommunications Company of Chile
Avenida Providencia 111
Santago, Chile

> **Re: Telecommunications Company of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 1-10579**

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Changes in internal controls, page 107

1. We note your disclosure that "[n]o *significant* changes in the Company's internal controls or in other factors that could significantly affect internal controls *subsequent to the date of the evaluation*." (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *at the end of your last fiscal year* that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your

internal control over financial reporting that occurred at the end of your fiscal year that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K.

<u>Consolidated Statements of Shareholders' Equity, page F-7</u>
<u>Consolidated Statements of Cash Flows, page F-8</u>

2. Please tell us the nature of the 2006 capital decrease of ThCh$40.6 billion.

<u>Note 2(aa). Statement of cash flows, page F-16</u>

3. Please confirm to us that your cash and cash equivalents only include the resell and time deposits with a remaining maturity of less than 90 days at the time of purchase. If not, revise your US GAAP reconciliation accordingly.

<u>Note 3(ii). Changes in estimation of international traffic, page F-17</u>

4. Please tell us why the net charge does not represent a correction of an error related to your previous methodology.

<u>Note 37(k) Revenue Arrangements with Multiple Deliverables, page F-57</u>

5. For your contracts relating to your business of providing voice and internet data service to corporate customers, tell us your revenue recognition and the related cost recognition policies for equipment sales under US GAAP.

6. We note that you sold cellular handsets combined with "free" prepaid minutes. Provide us with more details of the overall arrangement and your accounting for the arrangement, including the sale of the handset, the "free" prepaid minutes, and the activation fees. Refer to your basis in the accounting literature under US GAAP.

<u>Note 37(m). Connection Fees and Installation Costs, page F-58</u>

7. Please tell us the reason for changing your accounting for connection fees and installation costs under US GAAP. Also, tell us why your current accounting is appropriate under US GAAP. Include in your response references to the appropriate accounting literature. Finally, tell us how you applied SAB 108 and tell us the amount of the cumulative effect adjustment.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director